[BLANK ROME LLP LETTERHEAD]


Phone: (215) 569-5530
Fax:   (215) 832-5530
Email: stokes@blankrome.com


                                                            June 9, 2010




Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

                 Re: Cornerstone Strategic Value Fund, Inc. (the "Company") SEC File Number: 811-05150

Dear Mr. Rupert:

      On behalf of the Company, this letter is in response to the telephonic comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided on May 27, 2010, regarding the Company's Preliminary Proxy Statement ("Proxy Statement") filed under the Securities Act of 1933 on Schedule 14A.

      We have set forth below, in boldface type, the text of each comment, followed by the Company's responses.

      1. Comment. Under Proposal No. 2, please add the word "advisory" to the question asking why stockholders are being asked to provide input.

Response: The Company has revised the language accordingly as follows:

          Why are stockholders being asked to provide advisory input regarding the Fund's MDP?

Kevin Rupert
June 9, 2010
Page 2



      2. Comment. Under Proposal No. 2, please add a historical breakdown of the character of the Company's distributions, demonstrating, on a percentage basis, the portions which represented income and return of capital over a recent historical period.

Response: The Company has responded by adding the following table under Proposal No. 2:


                                          Cornerstone Strategic Value Fund, Inc.
                                     Dividend and Distributions Paid from 2005 through 2009
                                     ------------------------------------------------------


           Total Dividend        Ordinary Income           Capital Gains              Return-of-Capital
                 and          --------------------      --------------------      -----------------------
  Years     Distributions     Amount ($)   Percent      Amount ($)   Percent       Amount ($)     Percent
  -----     -------------     ------ ---   -------      ------ ---   -------       ------ ---     -------

  2005      $ 25,350,190      $  980,195     3.87%     $24,369,995    96.13%      $      -         0.00%

  2006        26,216,375       1,150,839     4.39%            -        0.00%       25,065,536     95.61%

  2007        29,082,560       3,365,187    11.57%       6,265,676    21.54%       19,451,697     66.88%

  2008        28,072,853         984,743     3.51%            -        0.00%       27,088,110     96.49%
  2009
              14,453,561         430,985     2.98%            -        0.00%       14,022,576     97.02%


      3. Comment. Please expand the disclosure regarding the diversity of the Board as a whole and address how individual Board members satisfy the criteria set forth.

Response: The Company has expanded the disclosure accordingly.

      4. Comment. Please expand the language regarding the MDP to disclose that a distribution comprised of a return of capital complicates record-keeping by individual stockholders as a result of adjusting such respective stockholder's basis.

Response: The Company has expanded the disclosure accordingly.

      5. Comment. Please expand the language regarding the MDP to disclose the risk of potential confusion in the marketplace as to whether the distributions are comprised of income or return of capital, or both.

Response:  The Company has expanded the disclosure accordingly.



                              * * * * * * * * * *

Kevin Rupert
June 9, 2010
Page 3


      In connection with this response to the Staff's comments, the Company, hereby states the following:

      (1) The Company acknowledges that in connection with the comments made by the Staff regarding the Proxy Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

      (2) The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

      (3) The Company represents that it will not assert the Staff's review process as a defense in any action by the Commission or any securities-related litigation against the Company.

      Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

                                                Very truly yours,

                                                /s/ Mary K. Stokes
                                                ------------------
                                                Mary K. Stokes